July 21, 2022

Via EDGAR
U.S. Securities and Exchange Commission Division of Investment Management Attention: Mses. Vroman-Lee and Miller 100 F Street, N.E. Washington, D.C. 20549

Re:	Owl Rock Core Income Corp. – Registration Statement on Form N-14 (File No. 333-264962)

Dear Mses. Vroman-Lee and Miller:

On behalf of Owl Rock Core Income Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on June 1, 2022 and June 7, 2022, regarding the Company’s registration statement on Form N-14 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on May 16, 2022. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in post-effective amendment no. 1 to the Company’s Registration Statement, submitted to the SEC concurrently herewith.

Legal

1.	Comment: Given the 5 p.m. expiration time for the offer, please represent that the offering will be open for twenty full business days.

Response: The Company represents that the offering will be open for twenty full business days.

2.

Comment: The Staff notes that the Company is registering securities under this Registration Statement in reliance on the Staff’s position as stated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993) (together, the “No-Action Letters”). Please provide a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position as stated in the No-Action Letters, and include the representations cited in the No-Action Letters.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mses. Vroman-Lee and Miller

U.S. Securities and Exchange Commission

July 21, 2022

Response: The Company has provided a supplemental letter attached hereto as Annex A.

Accounting

3.	Comment: In the Use of Proceeds section of the Prospectus, please include the estimated dollar amount of expenses that the Company expects to incur in connection with this offering.

Response: The Company has revised the Prospectus accordingly.

4.	Comment: On a supplemental basis, please provide the accounting treatment for any (1) deferred issuance cost and (2) unamortized discount from the Restricted Notes.

Response: The Company advises the Staff that deferred issuance costs and unamortized discount of the Restricted Notes are amortized over the life of the notes. These items are presented on the Company’s Consolidated Statements of Assets and Liabilities as a direct deduction from the debt liability. Upon completion of the exchange offer, any remaining deferred issuance costs and unamortized discount from the Restricted Notes will continue to be amortized over the remaining life of the Exchange Notes. They will also be presented on the Consolidated Statements of Assets and Liabilities as a direct deduction from the debt liability.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Annex A

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mses. Vroman-Lee and Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Core Income Corp. – Registration Statement on Form N-14 (File No. 333-264962)

Dear Mses. Vroman-Lee and Miller:

This letter is being sent to you in connection with the above referenced Registration Statement filed by Owl Rock Core Income Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of $350,000,000 of the Company’s 3.125% Notes due 2026, $500,000,000 of the Company’s 4.70% Notes due 2027, and $500,000,000 of the Company’s 5.500% Notes due 2025 (collectively, the “Exchange Notes”) to be offered by the Company in exchange (the “Exchange Offers”) for an equal aggregate principal amount of the Company’s outstanding 3.125% Notes due 2026, 4.70% Notes due 2027, and 5.500% Notes due 2025 (collectively, the “Outstanding Notes”). The Company is registering the Exchange Offers in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offers will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers: (1) cannot rely on the position of the staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offers aware, through the Exchange Offers prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offers, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offers prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offers a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offers (see the form of Letter of Transmittal filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement).

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offers.

The Company will commence the Exchange Offers for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offers will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Bryan Cole
Name: Bryan Cole Title: Chief Operating Officer and Chief Financial Officer

cc:	Cynthia M. Krus Eversheds Sutherland (US) LLP 700 6th Street, NW, Suite 700 Washington, DC 20001 (202) 383-0218